Mail Stop 3561

October 13, 2009

Xiao Ping Zhang, Chief Executive Officer
SORL Auto Parts Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re: SORL Auto Parts, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 6, 2009**
> **File No. 000-11991**

Dear Mr. Zhang:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within five business days.

1. Notwithstanding your current disclosure that on October 1, 2009 Rotenberg and Company LLP merged with another firm to form the new firm of EFP Rotenberg LLP, please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following:

    - In addition to your disclosure that Rotenberg and Company LLP has merged with another CPA firm, please expand to include a new paragraph to specifically disclose whether Rotenberg and Company LLP has either effectively "resigned," "declined to stand for re-election" or was "dismissed," effective on October 1, 2009. See Item 304(a)(1)(i) of Regulation S-K.

- Please include a new paragraph that states whether Rotenberg and Company LLP's audit report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

- Please include a new paragraph that states whether the decision to change auditors was recommended or approved by (i) any audit or similar committee of the board of directors, or (ii) the board of directors, if you have no audit or similar committee of the board of directors. See Item 304(a)(1)(iii) of Regulation S-K.

- Please include a new paragraph that discloses whether or not there were any disagreements with the former auditor, Rotenberg and Company LLP, for the two most recent fiscal years and the subsequent interim period through the date of cessation of your client-auditor relationship with Rotenberg and Company LLP. Also disclose whether or not there were any "reportable events" for this same period with Rotenberg and Company LLP. Describe in detail any disagreement or reportable event. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

- Please file as Exhibit 16 to the amended Item 4.01 Form 8-K, a letter from Rotenberg and Company LLP, indicating whether or not they agree with your disclosures.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant